November 17, 2025
Kim McManus Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	USCA All Terrain Fund (the “Fund”) File No. 811- 23055

Dear Ms. McManus:

This letter responds to your telephonic comment that we received on September 16, 2025, relating to Amendment No. 11 under the Investment Company Act of 1940, as amended, to the Fund’s registration statement (the “Registration Statement”), filed on July 29, 2025. Set forth below is your comment followed by responses, which the Fund has authorized us to make on its behalf.  All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

Comment 1.	Please supplementally explain to the Staff why the line item “Other Expenses” in the fee table increased significantly.

Response.	The line item “Other Expense” in the fee table increased significantly due to lower assets.

Comment 2.	Please provide the estimated percentage of the Fund’s net asset value in cryptocurrency assets.

Response.	As of August 31, 2025, the Fund’s exposure to cryptocurrency was 0%.

Comment 3.	Please file the updated expense limitation agreement reflecting the updated extension through July 2026.

Response.	The Registrant notes the following “evergreen” language in its Expense Limitation and Reimbursement Agreement, which originally became effective August 1, 2018:

The Limitation Period may be extended by us for successive twelve-month periods ending July 31, provided that such extension is approved by a majority of the Trustees of the Trust.

The Registrant confirms that the Fund’s Board of Trustees has approved the extension of Expense Limitation and Reimbursement Agreement through July 31, 2026, and further confirms that the Expense Limitation and Reimbursement Agreement currently on file with the Fund’s registration statement is the effective agreement.

If you have any questions or additional comments, please call the undersigned at (614) 469-3215.

Very truly yours, /s/ JoAnn Strasser JoAnn Strasser